Exhibit 99.1

Crenezumab Phase I Study © 2016 AC Immune. Not to be used or reproduced without permission.

Crenezumab Background

Crenezumab (RO5490245) is a humanized anti-amyloid β monoclonal IgG4 antibody

- Binds multiple forms of amyloïdes β (monomers, oligomers, fibrils, plaques) with high affinity for oligomers
- IgG4 hypothesized to reduce risk of amyloid-related imaging abnormalities (ARIA) enabling higher doses
- Clinical studies conducted in sporadic and autosomal dominant Alzheimer's disease.

© 2016 AC Immune. Not to be used or reproduced without permission.
2
AC Immune

Crenezumab

Phase Ib Study GN29632

Phase Ib study GN29632 serves to inform the safety and tolerability of crenezumab delivered at higher doses

Phase Ib Dosing

- Crenezumab 30, 45, 60 and 120 mg/kg IV Q4 weeks vs placebo

Dose Escalation Schema (Crenezumab vs Placebo)

Cohort 1
30 & 45 mg/kg IV Q4 weeks

↓

Cohort 2
60 mg/kg IV Q4 weeks

↓

Cohort 3
120 mg/kg IV Q4 weeks

Study Population

- MMSE 18-28
- 50-90 years
- Probable mild to moderate AD by NINCDS-ADRDA criteria
- CDR global score 0.5 to 1
- [18F]-florbetapir PET scan positive for cerebral amyloid
- 50% of the patients enrolled in each dose level are ApoE4 positive

Phase Ib Design


Day 1
Week 5
Week 9
Week 13a
Blinded Phase
Active Extension Phase
Placebo dosing b
MRI scans

a Cross-over to crenezumab for patients on placebo
b Randomization ratio 5:1 crenezumab:placebo

IV=intravenous; MRI=magnetic resonance imaging

© 2016 AC Immune. Not to be used or reproduced without permission.

3

AC Immune

Crenezumab

Phase Ib Study GN29632

Phase Ib study GN29632 serves to inform the safety and tolerability of crenezumab delivered at higher doses

Phase Ib Dosing

- Crenezumab 30, 45, 60 and 120 mg/kg IV Q4 weeks vs placebo



Dose Escalation Schema
(Crenezumab vs Placebo)
Cohort 1
30 & 45 mg/kg IV Q4 weeks
Cohort 2
60 mg/kg IV Q4 weeks
Cohort 3
120 mg/kg IV Q4 weeks

Study Population

- MMSE 18-28
- 50-90 years
- Probable mild to moderate AD by NINCDS-ADRDA criteria
- CDR global score 0.5 to 1
- [18F]-florbetapir PET scan positive for cerebral amyloid
- 50% of the patients enrolled in each dose level are ApoE4 positive

Phase Ib Design



Day 1
Week 5
Week 9
Week 13[a]
Blinded Phase
Active Extension Phase
Placebo dosing [b]
MRI scans

a Cross-over to crenezumab for patients on placebo
b Randomization ratio 5:1 crenezumab:placebo

IV=intravenous; MRI=magnetic resonance imaging

© 2016 AC Immune. Not to be used or reproduced without permission.
4
AC Immune

© 2016 AC Immune. Not to be used or reproduced without permission. 5 Crenezumab Phase Ib S tudy A ssessments ▪ Safety • Brain MRI (central read ) • Nature, frequency , severity of adverse events (Aes) and serious AEs • Examinations : Physical and neurologic , vital signs • Laboratory tests ( blood and urine) • ECG assessments ▪ PK: Serum crenezumab concentration ( peak and through ) obtained on dosing days ▪ Exploratory : • Imaging and plasma biomarkers • Clinical scales (ADAS - Cog13, ADCS - ADL, CDR - SB) ADAS - Cog = Alzheimer’s disease assessment scale - cognitive; ADCS - ADL= Alzheimer's disease cooperative study - activities of daily living; AE=adverse event ; CDR - SB= clinical dementia ration - sum of boxes; ECG= electrocardiogram ; MMSE=Mini - Mental State Examination ; MRI= magnetic resonance imaging ; PK= pharmacokinetics .

© 2016 AC Immune. Not to be used or reproduced without permission. 6 Crenezumab Characteristics ▪ Age, mean (range) ▪ Male, n (%) ▪ ApoE status, n (%) E2/E3 E3/E3 E3/E4 E4/E4 ▪ Baseline MMSE, mean (range) ▪ Medium duration of exposure Cohort 1 (n=26) 73.5 (54 - 82) 14 (54%) 1 (2%) 5 (19%) 17 (65%) 3 (12%) 22.4 (18 - 28) 52.1 weeks (4 - 64) Phase Ib S afety R esults: Patient baseline characteristics and treatment exposure Cohort 2 (n=26) ApoE = apolipoprotein E; MMSE=Mini - Mental State Examination . 72.7 (51 - 87) 15 (58%) 0 5 (19%) 18 (69%) 3 (12%) 22.7 (18 - 29) 32.1 weeks (12 - 40)

© 2016 AC Immune. Not to be used or reproduced without permission. 7 Crenezumab Adverse event (AE) summary, n (%) ▪ Total number of patients with at least one AE ▪ AE related to study treatment (as assessed by investigator) ▪ AE Grade ≥ 3 (severe, life - threatening or resulting in death) 1 ▪ Serious AE 2 ▪ Adverse events of special interest 3 ▪ Treatment withdrawal due to AE 4 • No dose - limiting toxicities • No deaths Cohort 1 (n=26) 21 (81%) 7 (27%) 1 (4%) 1 (4%) 4 (15%) 1 (4%) Phase Ib S afety Results : Cohort I (30 & 45 mg/kg) Common and Selected AEs, n (%) ▪ Headache ▪ Cerebral microhemorrhage ▪ Anxiety ▪ Fatigue ▪ Muscle spams ▪ Infusion - related reactions 6 Cohort 1 (n=26) 4 (15%) 4 (15%) 5 (19%) 0 3 (12%) 3 (12) 1. Common Terminology Criteria for Adverse Events (CTCAE) v4.0 2 . Serious AEs Cohort 1: Malignant melanoma (1 patient) 3 . AESI: Cohort I: Cerebral microhemorrhage (3 patients); Cerebrallar microhemorrhage (1 patient) 4. Discontinuations due to adverse event . Cohort 1: Malignant melanoma diagnosis 5. Includes one subject with reported term of cerebrelar microhemorrhage 6. Per protocol, infusion - related reactions defined as adverse events occurring during or within 24 hours after study drug administration and judged to be related to study drug.

© 2016 AC Immune. Not to be used or reproduced without permission. 8 Crenezumab Adverse event (AE) summary, n (%) ▪ Total number of patients with at least one AE ▪ AE related to study treatment (as assessed by investigator) ▪ AE Grade ≥ 3 (severe, life - threatening or resulting in death) ▪ Serious AE 2 ▪ Adverse events of special interest 3 ▪ Treatment withdrawal due to AE 4 • No dose - limiting toxicities • No deaths Cohort 2 (n=26) 20 (77%) 4 (15%) 1 1 (4%) 2 (8%) 2 (8%) 2 (8%) Phase Ib S afety Results : Cohort II (60 mg/kg) Common and Selected AEs, n (%) ▪ Headache ▪ Cerebral microhemorrhage ▪ Anxiety ▪ Fatigue ▪ Muscle spams ▪ Infusion - related reactions 5 Cohort 2 (n=26) 2 (8%) 2 (8%) 1 (4%) 4 (15%) 0 2 (12%) 1 . Common Terminology Criteria for Adverse Events (CTCAE) v4.0 2. Serious AEs Cohort 2: Accidental overdose, pneumonia and subdural hematoma (1 patient), atypical chest pain (1 patient) 3. AESI: Cohort 2: Cerebral microhemorrhage (2 patients), pneumonia (1 patient) 4. Discontinuation due to adverse event : Cohort 2: Confusional state, atrial fibrilation ( both non serious events ) 5. Per protocol, infusion - related reactions defined as adverse events occurring during or within 24 hours after study drug administration and judged to be related to study drug.

Crenezumab

Phase Ib Serum Pharmacokinetics

Mean (SD) Serum Crenezumab Concentrations



Crenezumab 30 mg/kg (n=10)
Crenezumab 45 mg/kg (n=11)
Crenezumab 60 mg/kg (n=21)
Serum Crenezumab Concentration (µg/mL)
2500
2000
1500
1000
500
0
0 1 2 3 4 5 6 7 8 9 10 11 12
Nominal Time from First Dose (week)

Serum exposure (AUC_{inf}, C_{peak}) vs Dose



Mean Serum Crenezumab AUCinf (day*mg/mL)
25
20
15
10
n=10
n=11
n=21
30
45
60
Dose (mg/kg)



Mean Serum Crenezumab Cpeak (µg/mL)
2000
1500
1000
500
n=10
n=11
n=21
30
45
60
Dose (mg/kg)

- Serum PK of crenezumab exhibits biphasic disposition with a long half-life (approx. 25 days)
  - Consistent with other LgG antibodies that exhibit linear kinetics[2]
- Steady-state concentrations are achieved within 13 weeks, with modest accumulation
- Exposure increase proportional to dose
- The observed serum concentration at 60 mg/kgIVQ4W, agrees with projected exposure based on historical data
  - i.e. four-fold higher than following the 15 mg/kg dose

1. Deng R. et al. Mabs 2011; 31: 61-66
2. Projection was based on a two-compartment linear population PK model developed on PK data from the Phase I (ABE4427g and ABE4662g) and Phase II studies (ABE4869g and ABE4955g).

© 2016 AC Immune. Not to be used or reproduced without permission.
9

AC Immune

© 2016 AC Immune. Not to be used or reproduced without permission. 10 Crenezumab Phase Ib S tudy C onclusions: A nalysis of Cohort I and II ▪ Safety of crenezumab for doses of 30, 45 and 60 mg/kg • Majority of Aes were low - grade and non - serious • No dose - limiting toxicities • No investigator - assessed drug - related serious adverse events • ARIA - No events of ARIA - E - Few patients (6 of 52) had ARIA - H; all were asymtomatic , and did not result in treatment disontinuation ▪ Crenezumab serum PK for doses of 30, 45, and 60 mg/kg • Dose - proportional up to 60 mg/kg IV Q4 weeks , and consistent with historical data - Serum concentrations are four - fold higher than following the 15 mg/kg dose ▪ Safety , tolerability , and PK profiles of crenezumab • Supportive of continued development at doses higher than 15 mg/kg IV Q4 weeks • 60 mg/kg dose implemented in the ongoing Phase III program